EXHIBIT 99.1

FOR
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS BETTY HO LJ International Inc. 011 (852) 2170-0001	GREGORY A. McANDREWS Greg McAndrews & Associates (310) 301-3035

FOR IMMEDIATE RELEASE

LJI INTERNATIONAL DIAMOND FACILITY NOW OPERATIONAL
WITH AUTOMATED, HIGH-TECH EQUIPMENT

     HONG KONG, Jan. 22, 2003 — LJ International Inc. (NMS: JADE) today announced that its sophisticated diamond and other precious stone jewelry designing and assembly operations in its newly-opened Shenzhen, China facility is fully operational.

     LJI has invested about $570,000 in establishing this high-tech plant on one of three new floors it purchased at the same location where it presently occupies two floors of a ten-story building in the tax-free zone.

     “We are committed to become the marketer of a full range of fine jewelry by aggressively adding diamonds and precious stones to more of our lines of semi-precious stone sets to respond to the tremendous demand for our new products that began featuring diamonds gradually over the past two years,” Chairman and CEO Yu Chuan Yih said.

(MORE)

NEWS RELEASE — DIAMOND FACILITY
JANUARY 22, 2003

     “Our experience at trade shows and in the marketplace gives strong evidence that broadening our product line with more diamonds and precious jewelry will increase our sales and expand our customer base,” Yih added.

     The new facility can produce 60,000 pieces of jewelry per month at its full capacity. It is equipped with Cad/Cam model making equipment, and a wide range of wax set molding equipment. Cad/Cam can provide more flexibility, perfect repeatability and higher precision. It enhances standardization and decreases labor by fourfold.

     The products will be primarily for LJI’s diamond lines that are priced from $100 to $800 to our Top 40 and Next 60 customers.

     LJ International Inc. is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

     (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.)

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